Exhibit 12.1

Juniper Networks, Inc.

Statements of Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)	2011(*)
Earnings for computation of ratio:
Income (loss) before income taxes and before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$318.7	$852.2	$(86.3)	$518.4	$266.0	$572.0
Plus:
Fixed charges	53.7	98.5	83.3	76.1	72.0	69.2
Amortization of capitalized interest	0.6	0.8	0.5	0.4	—	—
Less:
Interest capitalized	(0.3)	(2.2)	(2.7)	(1.9)	(7.1)	(1.2)

Total earnings (loss)	$372.7	$949.3	$(5.2)	$593.0	$330.9	$640.0

Fixed charges:
Interest expense	$46.6	$81.9	$66.0	$58.1	$52.2	$48.9
Interest capitalized	0.3	2.2	2.7	1.9	—	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	0.9	1.4	0.8	0.3	0.8	0.6
Estimate of interest within rental expense	5.9	13.0	13.8	15.8	19.0	19.7

Total fixed charges	$53.7	$98.5	$83.3	$76.1	$72.0	$69.2

Ratio of earnings (loss) to fixed charges	6.9x	9.6x	(0.1)x	7.8x	4.6x	9.2x

(*)	For this ratio, both “earnings” and “fixed charges” conform to the calculation required by Item 503(d) of Regulation S-K.